Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF

COMMON SHAREHOLDERS

OF

GOLDEN STAR RESOURCES LTD.

TO BE HELD AT:

Algonquin Boardroom
Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400, Bay Adelaide Centre
Toronto, Ontario, Canada
M5H 2T6

on Monday, September 17, 2018

at 11:30 a.m. (Toronto Time)

THE BOARD OF DIRECTORS OF GOLDEN STAR RESOURCES LTD. UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE FOR THE PRIVATE PLACEMENT RESOLUTION AND VOTE FOR THE
CONSOLIDATION RESOLUTION.

These materials are important and require your immediate action.
They require the shareholders of Golden Star Resources Ltd. to make important decisions.

To ensure that your Golden Star shares will be represented at the Special Meeting, please return the enclosed form of proxy, properly completed and signed, prior to 5:00 p.m. (Toronto time) on September 13, 2018.

TABLE OF CONTENTS

Q&A on the Subscription and Voting Rights	1	Management Information Circular	7
What is this document?	1	Glossary of Terms	7
When and where is the Meeting?	1	Currency	9
Why is the Meeting being held?	1	Forward-Looking Information	10
Why is Golden Star proposing the La Mancha strategic investment?	1	Technical Information and Quality Control	10
Who is eligible to vote?	2	Cautionary Note to U.S. Investors	11
How is the Subscription being implemented?	3	About our Shareholder Meeting	12
When does Golden Star expect the Subscription to be completed?	3	Business of the Meeting	12
What does the Golden Star Board and management think of the Subscription?	3	Voting of Shares	12
What does the Golden Star Board and management think of the Consolidation?	3	Solicitation of Proxies	12
Who will be on the Golden Star Board?	3	Appointment and Revocation of Proxies	13
Who will be the management of Golden Star?	3	Advice to Beneficial Shareholders	13
What other conditions must be satisfied to complete the Subscription?	3	Voting of Proxies	14
Am I entitled to dissent rights?	4	Voting Shares and Security Ownership of Certain Beneficial Owners and Management	15
How will the Subscription affect my ownership and voting rights as a shareholder of Golden Star?	4	Information Concerning La Mancha	15
Are there risks I should consider in connection with the Subscription or the Consolidation?	4	The Subscription	15
How do I vote?	4	General	15
Registered Golden Star Shareholders	4	La Mancha Nominees to Golden Star Board	16
Beneficial Golden Star Shareholders	5	About Andrew Wray	16
What constitutes a quorum at the Meeting?	5	Background to the Subscription	16
What happens if I sign the enclosed form of proxy?	5	Reasons for the Subscription	17
If I change my mind, can I take back my proxy once I have given it?	5	Approvals	18
How will my Common Shares be voted if I give my proxy?	6	Golden Star Shareholder Approval	18
What if amendments are made to these matters or other business is brought before the Meeting?	6	Regulatory Approvals	19
How many Common Shares are entitled to vote?	6	Completion of the Subscription	19

Recommendation of the Golden Star Board	19	Share Consolidation	29
Subscription Agreement	19	Reasons for the Consolidation	30
General	19	Risks Associated with the Share Consolidation	30
Conditions to Closing	19	No Fractional Shares to be Issued	31
Representation and Warranties	20	Effect on Stock Options and Other Arrangements	31
Pre-Closing Covenants	21	Effect on Share Certificates	31
Non-Solicitation Covenants and Rights to Accept a Superior Proposal	21	Procedure for Implementing Share Consolidation	31
Termination	22	No Dissent Rights	32
Investor Rights Agreement	23	Consolidation Resolution	32
Anti-dilution Right	23	Recommendation of the Golden Star Board	32
Restrictions on Dispositions and Standstill Covenants	23	Equity Compensation Plan Information	32
Qualification Rights	25	Other Information	32
Nomination Rights	25	Approval	33
Voting Support Agreement	26	Consent of BMO Nesbitt Burns Inc.	34
Fairness Opinion	27	Schedule A - Private Placement Resolution	A-1
Securities Law Matters	28	Schedule B - Consolidation Resolution	B-1
Regulatory Law Matters	28	Schedule C - Fairness Opinion	C-1
Risks Associated with the Subscription	28

- i -

August 14, 2018

Dear Fellow Shareholder,

On behalf of the Board of Directors, it is my pleasure to invite you to attend a Special Meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Golden Star Resources Ltd. (“Golden Star” or the “Corporation”) to be held on Monday, September 17, 2018, at 11:30 a.m. (Toronto time) at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, in the Algonquin Boardroom.

The Meeting is being held in order for Shareholders to consider and, if thought fit: (i) adopt an ordinary resolution in the form of Schedule A to the accompanying Management Information Circular (the “Private Placement Resolution”) approving the issuance of 163,210,500 common shares of the Corporation to La Mancha Holding S.à.r.l. (“La Mancha”) or an affiliate thereof at a purchase price of U.S.$0.77 per share; and (ii) adopt a special resolution in the form of Schedule B to the accompanying Management Information Circular (the “Consolidation Resolution”) to authorize and approve the consolidation of the common shares of the Corporation on the basis of 1 post-consolidation common share for every 5 pre-consolidation common shares, if and when the Board of Directors of the Corporation (the “Board of Directors”) resolves to effect such consolidation.

The Board of Directors believes that La Mancha’s strategic investment in Golden Star will support Golden Star’s growth as a leading African gold producer. La Mancha’s track record of creating sustainable growth makes it an excellent partner for Golden Star and the proposed strategic investment will strengthen Golden Star’s balance sheet and will provide us with a funding position to expedite internal growth and seize external opportunities.

In particular, the proposed investment will provide a funding position for Golden Star to accelerate exploration activities at our Wassa and Prestea operations. Golden Star recently reported a 147% increase in Wassa’s inferred mineral resources to 5.2 million ounces of gold and as there is extensive under-utilized capacity in both of our processing plants, there is strong potential for Golden Star to expand our annual production rate.

Therefore, after careful consideration, the Board of Directors has UNANIMOUSLY RECOMMENDED that Shareholders VOTE FOR the Private Placement Resolution and VOTE FOR the Consolidation Resolution.

Golden Star’s Board of Directors and Executive Team look forward to seeing you at the Meeting. On behalf of the Board of Directors and management we thank you for your continued loyalty to Golden Star, and we hope you can join us on September 17, 2018.

Please review the accompanying Management Information Circular before exercising your vote, as it contains significant information relating to the business of the Meeting. It is important that you exercise your vote in person or by submitting your proxy or voting instruction form. Your participation as a Shareholder is very valuable to us.

“Tim Baker”

Tim Baker
Chair of the Board
Golden Star Resources Ltd.

Q&A on the Subscription and Voting Rights

This Circular is dated August 14, 2018 and, unless otherwise stated, the information in this Circular is as of August 14, 2018. For ease of reference, a glossary of capitalized terms used in this Circular can be found starting at page 7.

What is this document?

This Circular is a management information circular sent to shareholders in advance of a special meeting of shareholders to be held in connection with the proposed Subscription by La Mancha or an affiliate of La Mancha, as set out in the Notice of Meeting. This Circular provides additional information respecting the business of the Meeting. References in this Circular to the Meeting include any adjournment or postponement that may occur. A form of proxy or VIF accompanies this Circular.

When and where is the Meeting?

The Meeting will take place on Monday, September 17, 2018, at 11:30 a.m. (Toronto time) at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, in the Algonquin Boardroom.

Why is the Meeting being held?

The Meeting is being held in order to consider and, if thought fit, adopt the Private Placement Resolution and adopt the Consolidation Resolution.

Pursuant to the rules of the TSX and the NYSE American, shareholder approval is required for the Subscription as the Subscription will result in a new holding of more than 20% of Golden Star’s voting securities by one shareholder, namely La Mancha (or its affiliate). In addition, pursuant to the rules of the NYSE American, shareholder approval is required when an issuance or potential issuance of additional shares will result in a change of control of the issuer. As a result of the Subscription, La Mancha (or its affiliate) will become an approximate 30% shareholder in Golden Star and will be entitled to nominate two of the ten directors to constitute the Golden Star Board as of the Closing Date and three of the eleven directors to constitute the Golden Star Board as of the following annual meeting of shareholders. Therefore, the Subscription may result in a change of control of Golden Star under the rules of the NYSE American. Accordingly, Golden Star is seeking the approval of shareholders to issue to La Mancha (or its affiliate) 163,210,500 Common Shares in connection with the Subscription, representing approximately 30% of the issued and outstanding Common Shares upon completion of the Subscription.

After careful consideration, the Golden Star Board has UNANIMOUSLY RECOMMENDED that Golden Star shareholders VOTE FOR the Private Placement Resolution.

In addition, pursuant to the CBCA, a special resolution of shareholders is required in order to implement a consolidation of Common Shares. Accordingly, Golden Star is seeking the authorization and approval of shareholders to, if and when the Golden Star Board resolves to do so, effect the Consolidation on the basis of 1 post-Consolidation Common Share for every 5 pre-Consolidation Common Shares.

After careful consideration, the Golden Star Board has UNANIMOUSLY RECOMMENDED that Golden Star shareholders VOTE FOR the Consolidation Resolution.

Why is Golden Star proposing the La Mancha strategic investment?

In reaching its decision to approve the Subscription and recommend that shareholders vote in favour of the Private Placement Resolution, the Golden Star Board considered, among other things, the compelling strategic benefits and future opportunities that the strategic relationship with La Mancha can bring to Golden Star and its shareholders. The Golden Star Board specifically considered the following factors:

•	Strengthening an Established African Gold Platform. By creating a long-term strategic relationship with La Mancha, Golden Star and La Mancha are underscoring their shared vision to build a multi-asset, mid-tier African gold producer. Both Golden Star and La Mancha have had considerable success in gold exploration, project development and mining operations, and Golden Star believes this success will extend to new opportunities in Africa. La Mancha, a gold industry investment vehicle owned by the Sawiris family group, is a successful and sophisticated global investor whose long-term interest in gold is aligned with that of Golden Star’s shareholders. Through its investment and participation in Golden Star, La Mancha is endorsing and supporting Golden Star’s growth potential from its existing asset base, creating a strong platform for growth more broadly in Africa.

•	Cornerstone Long-term Shareholder. Golden Star shareholders will benefit from the support La Mancha can bring in terms of long-term strategic perspective and funding capability. As a result of the Subscription, La Mancha (or its affiliate) will become an approximate 30% shareholder in Golden Star and will be entitled to nominate three directors to the Golden Star Board (initially, being Andrew Wray and one other industry professional to be selected by La Mancha, with a third director to be nominated by La Mancha at the earlier of the next annual meeting of shareholders or at such time as a vacant seat becomes available on the Golden Star Board). The long-term nature of the relationship is demonstrated by La Mancha’s agreement to an equity lock-up of up to two years on the Common Shares issuable to it pursuant to the Subscription. For more information, see “Investor Rights Agreement - Restrictions on Dispositions and Standstill Covenants”.

•	Improved Financial Liquidity and Balance Sheet. Upon completion of the Subscription, the balance sheet and cash position of Golden Star will be significantly improved, and the Corporation will no longer have negative working capital.

•	Enhanced Growth Profile. Golden Star is well-positioned to unlock its organic growth opportunities and to pursue external growth opportunities, with the objective of increasing its high-margin, low-cost production profile moving forward. With increased financial capacity, Golden Star may seek to participate in the consolidation of the African gold sector, with the aim of bringing additional assets into its portfolio, in conjunction with expediting exploration and accelerating underground development and production at both its Wassa Underground and Prestea Underground properties. The Corporation has compelling exploration upside potential, particularly at Wassa Underground, where it recently reported a 147% increase in its inferred mineral resources to 5.2 million ounces of gold (44.9 million tonnes at 3.57 grams per tonne of gold). Golden Star also has extensive under-utilized capacity in both of its processing plants, which offers the potential for Golden Star to expand its annual production rate.

•	Compelling Valuation. La Mancha has agreed to invest (by itself or through an affiliate) at a premium to the 30-day VWAP of Golden Star’s Common Shares, which underscores La Mancha’s belief in the value of Golden Star’s assets and the strength of its management team. In particular, La Mancha’s investment equates to a price of $0.77 per share or an approximate 14% premium to the 30-day VWAP of $0.676 on July 31, 2018, the day before the signing of the Subscription Agreement, and an approximate 11% premium to the 5-day VWAP of $0.694 calculated as at July 31, 2018.

•	Fairness Opinion. BMO Capital Markets has provided an opinion to the Golden Star Board stating that, as of the date of the Fairness Opinion, and based upon and subject to the various factors, assumptions, limitations, and qualifications set forth therein, the consideration to be received by Golden Star pursuant to the Subscription is fair, from a financial point of view, to Golden Star.

Who is eligible to vote?

If you were a registered holder of Common Shares of Golden Star at the close of business (Toronto time) on August 14, 2018, you are entitled to receive notice of and to vote at the Meeting.

How is the Subscription being implemented?

The Subscription involves the issuance by Golden Star to La Mancha (or an affiliate) of the Subscription Shares, subject to satisfaction or waiver of certain conditions. Upon closing of the Subscription, existing shareholders will hold 380,824,555 or approximately 70% of the issued and outstanding Common Shares, and La Mancha (or an affiliate) will hold 163,210,500 or approximately 30% of the issued and outstanding Common Shares.

When does Golden Star expect the Subscription to be completed?

The completion of the Subscription is subject to several conditions that must be satisfied or waived, including approval of shareholders, conditional acceptance of the TSX, and acceptance of the NYSE American. Assuming that all of the conditions to the Subscription are satisfied, Golden Star expects that the Subscription will become effective on or about September 21, 2018.

What does the Golden Star Board and management think of the Subscription?

After careful consideration of the Subscription and the rationale set forth in “The Subscription - Reasons for the Subscription”, as set out below, the Golden Star Board has determined that entering into the Subscription Agreement is in the best interests of Golden Star and UNANIMOUSLY RECOMMENDS that shareholders VOTE FOR the Private Placement Resolution.

Each member of the Golden Star Board and each executive officer has informed Golden Star that they intend to vote all Common Shares over which they have control in favour of the Private Placement Resolution and have formally agreed to do so by entering into the Voting Support Agreement.

What does the Golden Star Board and management think of the Consolidation?

After careful consideration of the Consolidation and the rationale set forth in “Share Consolidation - Reasons for the Consolidation”, as set out below, the Golden Star Board has determined that the Consolidation is in the best interests of Golden Star and UNANIMOUSLY RECOMMENDS that shareholders VOTE FOR the Consolidation Resolution.

Who will be on the Golden Star Board?

Upon completion of the Subscription, the Golden Star Board will be increased from eight to ten directors. In addition to the Chairman, Tim Baker, it is expected that the Golden Star Board will be comprised of the following current directors: Sam Coetzer, Gil Clausen, Anu Dhir, Robert Doyle, Craig Nelsen, Daniel Owiredu, and Mona Quartey; and that Andrew Wray, Chief Executive Officer of the La Mancha group, and one other La Mancha nominee to be selected by La Mancha, will be nominated as new directors subject to their appointment on the Golden Star Board at Closing. As a result of these changes to the Golden Star Board and the right granted to La Mancha to have one of its nominees appointed to each committee of the Golden Star Board (other than the audit committee), it is expected that the composition of certain committees of the Golden Star Board will be adjusted upon completion of the Subscription.

Who will be the management of Golden Star?

It is not expected that there will be any changes to the current management of Golden Star upon completion of the Subscription.

What other conditions must be satisfied to complete the Subscription?

The Subscription is conditional upon, among other things, the satisfaction or waiver of the following conditions:

•	the approval of the Private Placement Resolution by shareholders at the Meeting; and

•	TSX conditionally accepting and the NYSE American accepting the listing of the Subscription Shares, subject to the filing of customary required documents.

Approval of the Consolidation Resolution is not a condition precedent of the Subscription.

Am I entitled to dissent rights?

No. Golden Star shareholders are not entitled to dissent rights in connection with the actions to be taken at the Meeting.

How will the Subscription affect my ownership and voting rights as a shareholder of Golden Star?

Following completion of the Subscription, shareholders will continue to hold their existing Common Shares. Pursuant to the Subscription, Golden Star will issue 163,210,500 Common Shares to La Mancha (or an affiliate), representing approximately 42.86% of the 380,824,555 Common Shares outstanding as at August 14, 2018. Upon completion of the Subscription, existing shareholders will hold 380,824,555 or approximately 70% of the issued and outstanding Common Shares and La Mancha (or an affiliate) will hold 163,210,500 or approximately 30% of the issued and outstanding Common Shares. As a result of the Subscription, shareholders’ ownership and voting interests in Golden Star will be diluted, relative to their current proportional ownership and voting interests in Golden Star.

Are there risks I should consider in connection with the Subscription or the Consolidation?

Yes. A number of risk factors that you should consider in connection with the Subscription and the Consolidation are described in the sections of this Circular entitled “Risks Associated with the Subscription” and “Risks Associated with the Share Consolidation”.

How do I vote?

Golden Star shareholders consist of registered shareholders (who hold their shares directly) and Beneficial Shareholders (who hold their shares indirectly). You are a registered shareholder if your name appears on a physical share certificate. You are a Beneficial Shareholder if you hold Common Shares through an intermediary, such as a bank, trust company, securities dealer, broker or other nominee or a clearing agency. Most of Golden Star’s shareholders are Beneficial Shareholders.

If you owned Common Shares (either directly or through an intermediary) as of the Record Date, being August 14, 2018, you are entitled to have your vote counted at the Meeting. The instructions provided below set forth the different procedures to be followed to ensure you are represented at the Meeting whether you are a registered shareholder or Beneficial Shareholder. If your Common Shares are held in more than one form, you should sign and submit all forms of proxy and VIFs received in accordance with the instructions provided.

Registered Golden Star Shareholders

Registered shareholders have two methods by which they can vote their Common Shares at the Meeting - either in person or by proxy. To assure representation at the Meeting, registered shareholders are encouraged to complete and return the enclosed form of proxy. Proxies must be completed in accordance with the instructions provided on the form of proxy and must be received by AST by 5:00 p.m. (Toronto time) on September 13, 2018, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of any adjournment or postponement of the Meeting. Registered shareholders must return the properly completed form of proxy to AST as follows:

•	by mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1;

•	by personal delivery to AST at 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6;

•	by fax to AST, to 1-866-781-3111 (toll-free in North America) or 1-416-368-2502 (outside North America); or

•	by email to AST by scanning and emailing completed proxies to proxyvote@astfinancial.com.

If you are a registered shareholder and plan to attend the Meeting and wish to vote your Common Shares in person, please register with the scrutineer upon arrival at the Meeting.

Beneficial Golden Star Shareholders

If your Common Shares are not registered in your name, they will be held by an intermediary, such as a bank, trust company, securities broker or other financial institution, on your behalf as you will be a Beneficial Shareholder.

Each intermediary will have its own procedures to permit voting of Common Shares held on behalf of Beneficial Shareholders, including requirements as to when and where proxies or VIFs are to be delivered. Beneficial Shareholders should carefully follow the instructions provided by their intermediaries to ensure that their Common Shares are voted at the Meeting.

If you are a Beneficial Shareholder and wish to vote in person at the Meeting, change voting instructions given to your intermediary or revoke voting instructions given to your intermediary, follow the instructions given by your intermediary or contact your intermediary to discuss what procedure to follow.

What constitutes a quorum at the Meeting?

Under the Corporation’s By-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to Samuel T. Coetzer, President and Chief Executive Officer, or André van Niekerk, Executive Vice President and Chief Financial Officer, who are designated as proxyholders by management of Golden Star, to vote your Common Shares at the Meeting in accordance with your instructions. A Golden Star shareholder desiring to appoint some other person or company (who need not be a Golden Star shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names of the persons designated on the enclosed form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy.

If I change my mind, can I take back my proxy once I have given it?

Registered shareholders who have given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy. Registered shareholders may revoke a proxy by depositing a written instrument giving notice of revocation: (a) at the office of AST at 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6 or at the registered office of Golden Star on or before the last Business Day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or (b) to the Chairman of the Meeting on the day of the Meeting (prior to the commencement of the Meeting). The written notice of revocation must be executed by the registered shareholder or by an officer or attorney upon presentation of written authorization of the shareholder.

In addition, a proxy may be revoked by: (a) the registered shareholder executing another form of proxy bearing a later date and depositing the same with AST at 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6; or (b) by the registered shareholder personally attending the Meeting, identifying himself or herself to the scrutineer as a registered shareholder as of the Record Date present in person, and voting his or her Common Shares at the Meeting. A proxy may also be revoked by any other method permitted by applicable law.

How will my Common Shares be voted if I give my proxy?

All Common Shares represented at the Meeting by properly executed proxies will be voted (including any vote taken by ballot) at the Meeting, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. If a choice with respect to any matter being voted upon is not clearly specified in the proxy, the proxyholders can vote the Common Shares represented by such proxy as they think fit. If a shareholder appoints the persons designated by management in the form of proxy as their proxyholders, such proxyholders will, unless given contrary instructions by the shareholder, vote the Common Shares represented by the proxy FOR the Private Placement Resolution and FOR the Consolidation Resolution.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the persons named in it as proxyholders with respect to amendments to or variations in matters described in the accompanying Notice of Meeting and other matters that may properly come before the Meeting, or any adjournment or postponement thereof. As at the date of this Circular, management of Golden Star is not aware of any such amendments, variations or other matters. If any amendments, variations or other matters should occur, the proxyholders will vote thereon in accordance with their best judgment, exercising discretionary authority.

How many Common Shares are entitled to vote?

As of August 14, 2018, a total of 380,824,555 Common Shares and no First Preferred Shares were issued and outstanding.

Management Information Circular

Glossary of Terms

In this Circular, unless otherwise defined herein or unless there is something in the subject matter inconsistent therewith, the following terms have the respective meanings set out below, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

“affiliate” has the meaning given thereto in NI 45-106.

“AST” means AST Trust Company (Canada), Golden Star’s registrar and transfer agent for the Common Shares.

“Beneficial Shareholders” has the meaning given thereto under the heading “Advice to Beneficial Shareholders”.

“BMO Capital Markets” means BMO Nesbitt Burns Inc.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday, on which banks in Toronto, Ontario, Luxembourg City, Luxembourg, and London, United Kingdom, are open for commercial banking business during normal banking hours.

“CBCA” means the Canada Business Corporations Act as amended from time to time and the regulations made thereunder.

“Circular” means this management information circular.

“Closing” means the closing of the purchase and sale of the Subscription Shares in accordance with the Subscription Agreement.

“Closing Date” means the date that is the later of (i) three Business Days following the date upon which shareholders approve the Private Placement Resolution and (ii) September 21, 2018, or such other date as Golden Star and La Mancha (or its affiliate) may agree upon in writing.

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date.

“Common Shares” means common shares in the capital of the Corporation.

“Consolidation” has the meaning given thereto under the heading “Business of the Meeting”.

“Consolidation Resolution” has the meaning given thereto under the heading “Business of the Meeting”.

“Convertible Securities” has the meaning given thereto under the heading “Investor Rights Agreement - Anti-dilution Right”.

“Corporation” means Golden Star Resources Ltd.

“CSA” means the Canadian Securities Administrators.

“Exchanges” means, collectively, the TSX, NYSE American and GSE.

“Fairness Opinion” means the fairness opinion provided by BMO Capital Markets to the Board relating to the fairness of the consideration to be received by Golden Star pursuant to the Subscription, from a financial point of view, to Golden Star, the full text of which is attached as Schedule C to this Circular.

“First Preferred Shares” means first preferred shares in the capital of the Corporation.

“forward-looking statements” has the meaning given thereto under the heading “Forward-Looking Information”.

“Golden Star” means Golden Star Resources Ltd.

“Golden Star Board” or “Board” means the board of directors of Golden Star as constituted from time to time.

“Governmental Authority” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any Securities Regulators and the Exchanges.

“GSE” means the Ghana Stock Exchange.

“Investor Rights Agreement” means the investor rights agreement dated August 1, 2018, between Golden Star and La Mancha.

“La Mancha” means La Mancha Holding S.à.r.l.

“La Mancha Nominee” has the meaning given thereto under the heading “Investor Rights Agreement - Nomination Rights”.

“Material Adverse Effect” has the meaning given thereto in the Subscription Agreement.

“Meeting” means the special meeting of shareholders of Golden Star to be held on Monday, September 17, 2018, at 11:30 a.m. (Toronto time) at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, in the Algonquin Boardroom, including any postponement or adjournment thereof.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators in effect as of the Record Date.

“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators in effect as of the Record Date.

“Non-Solicitation Period” has the meaning given thereto under the heading “The Subscription - Subscription Agreement - Non-Solicitation Covenants and Rights to Accept a Superior Proposal”.

“Notice of Meeting” means the Notice of Special Meeting of the Shareholders of Golden Star dated August 14, 2018 accompanying this Circular.

“NYSE American” means the NYSE American LLC.

“Outside Date” means October 31, 2018, or such other date as Golden Star and La Mancha (or its affiliate) may agree upon in writing.

“Ownership Interest” has the meaning given thereto under the heading “Investor Rights Agreement - Anti-dilution Right”.

“Percentage Holding” has the meaning given thereto under the heading “Investor Rights Agreement - Restrictions on Dispositions and Standstill Covenants”.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning.

“Private Placement Resolution” has the meaning given thereto under the heading “Business of the Meeting”.

“Record Date” means August 14, 2018.

“SEC” means the United States Securities and Exchange Commission.

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the provinces of Canada and the SEC.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“shareholders” means, in each of this Circular and the accompanying Notice of Meeting and form of proxy, shareholders of record of the Corporation, and not Beneficial Shareholders unless specifically stated otherwise.

“Subscription” has the meaning given thereto under the heading “Business of the Meeting”.

“Subscription Agreement” means the subscription agreement dated August 1, 2018 between Golden Star and La Mancha.

“Subscription Shares” has the meaning given thereto under the heading “Business of the Meeting”.

“subsidiary” has the meaning given thereto in NI 45-106, and “Subsidiaries” means the material subsidiaries of Golden Star as set out in the Subscription Agreement.

“Superior Proposal” has the meaning given thereto in the Subscription Agreement.

“TSX” means the Toronto Stock Exchange or any successor thereto.

“VIF” means voting instruction form.

“Voting Shares” has the meaning given thereto under the heading “Investor Rights Agreement - Anti-dilution Right”.

“Voting Support Agreement” means the voting support agreement dated August 1, 2018 among La Mancha and each director and executive officer of Golden Star.

“VWAP” means volume weighted average price of the Common Shares on the NYSE American.

Currency

We report in United States dollars. Accordingly, all references to “$”, “U.S.$” or “United States dollars” in this Circular refer to United States dollar values. References to “CAD$” or “Canadian dollars” are used to indicate Canadian dollar values.

Forward-Looking Information

This Circular, including certain of the material incorporated by reference into this Circular, contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Circular or as of the date of the document from which they are incorporated by reference, as the case may be.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “potential”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases (including negative and grammatical variations thereof) or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Golden Star to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to: statements with respect to the timing and completion of the Subscription and timing and implementation of the Consolidation; the anticipated benefits of the proposed Subscription; availability of cash flow to fund capital requirements; the use of the proceeds of the Subscription; the ability of the Corporation to acquire other properties; the Corporation’s ability to unlock organic growth opportunities and participate in the consolidation of the African gold sector (and as to the consolidation thereof); the consolidation of the Corporation’s common shares; and the Corporation's growth into a multi-asset, mid-tier African gold producer. Material factors and assumptions upon which such forward-looking statements are based include: that the required approvals will be obtained from shareholders; that acceptance of the TSX and NYSE American, and all other required third party, regulatory and governmental approvals required in connection with the Subscription, will be obtained; that all other conditions to the completion of the Subscription will be satisfied or waived; as well as long -term gold prices, foreign exchange rates and general economic and stock market conditions. These assumptions are based on factors and events that are not within the control of Golden Star and there is no assurance they will prove to be correct. Please refer to the discussion of these and other factors under the headings “Risks Associated with the Subscription” and “Risks Associated with the Share Consolidation” in this Circular, the risks relating to Golden Star set forth in its annual information form for the year ended December 31, 2017, as well as any other risk factors detailed from time to time in Golden Star's condensed interim and annual consolidated financial statements and management's discussion and analysis of those financial statements, all of which are filed and available for review on SEDAR at www.sedar.com. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Golden Star provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Golden Star does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements.

Technical Information and Quality Control

The technical contents of this Circular have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101. Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this Circular are contained in the following current technical reports for those properties available on SEDAR at www.sedar.com: (i) Wassa - “NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana” effective date December 31, 2014; and (ii) Bogoso/Prestea - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana", effective date December 31, 2017.

Cautionary Note to U.S. Investors

This Circular has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the SEC set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this Circular or in the documents referenced herein containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

About our Shareholder Meeting

The information in this this Circular is as of August 14, 2018 unless otherwise indicated.

Business of the Meeting

The Meeting is being held in order to consider and, if thought fit:

1.	adopt an ordinary resolution in the form of Schedule A to this Circular (the “Private Placement Resolution”) to approve the issuance of 163,210,500 Common Shares (the “Subscription Shares”) to La Mancha (or an affiliate) at a purchase price of $0.77 per Common Share, upon the terms and conditions set forth in the Subscription Agreement (the “Subscription”); and
2.	adopt a special resolution in the form of Schedule B to this Circular (the “Consolidation Resolution”) to authorize and approve the consolidation of the Common Shares on the basis of 1 post-consolidation Common Share for every 5 pre-consolidation Common Shares (the “Consolidation”), if and when the board of directors of the Corporation resolves to effect such Consolidation.

Pursuant to the rules of the TSX and the NYSE American, shareholder approval is required for the Subscription as the Subscription will result in a new holding of more than 20% of Golden Star’s voting securities by one shareholder, namely La Mancha (or its affiliate). In addition, pursuant to the rules of the the NYSE American, shareholder approval is required when an issuance or potential issuance of additional shares will result in a change of control of the issuer. As a result of the Subscription, La Mancha (or its affiliate) will become an approximate 30% shareholder in Golden Star and will be entitled to nominate two of the ten directors to constitute the Golden Star Board as of the Closing Date and three of the eleven directors to constitute the Golden Star Board as of the following annual meeting of shareholders. Therefore, the Subscription may result in a change of control of Golden Star under the rules of the NYSE American. Accordingly, Golden Star is seeking the approval of shareholders to issue to La Mancha (or its affiliate) 163,210,500 Common Shares in connection with the Subscription, representing approximately (i) 42.86% of the 380,824,555 Common Shares outstanding as at August 14, 2018, and (ii) 30% of the issued and outstanding Common Shares upon completion of the Subscription.

The Private Placement Resolution is an ordinary resolution requiring the approval of a simple majority of the votes cast at the Meeting by shareholders present in person or represented by proxy. After careful consideration, the Golden Star Board has UNANIMOUSLY RECOMMENDED that Golden Star shareholders VOTE FOR the Private Placement Resolution.

In addition, pursuant to the CBCA, a special resolution of shareholders is required in order to implement a consolidation of the Common Shares. Accordingly, Golden Star is seeking the authorization and approval of shareholders to, if and when the Golden Star Board resolves to do so, effect the Consolidation.

The Consolidation Resolution is a special resolution requiring the approval of at least two thirds of the votes cast at the Meeting by shareholders present in person or represented by proxy. After careful consideration, the Golden Star Board has UNANIMOUSLY RECOMMENDED that Golden Star shareholders VOTE FOR the Consolidation Resolution.

Voting of Shares

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Golden Star for the Meeting to be held on Monday, September 17, 2018, at 11:30 a.m. (Toronto time) at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario M5H 2T6, in the Algonquin Boardroom, or at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone or personal interview by regular employees of the Corporation, at a nominal cost to the Corporation. Golden Star has also agreed with La Mancha that, if requested by La Mancha, the Corporation may engage a proxy solicitation firm to assist with the solicitation of proxies for the Meeting. The costs of any proxy solicitation firm engaged by Golden Star would be borne by Golden Star.

Shareholders may also obtain proxies online at www.gsr.com/investors/Special-Meeting-Documents/default.aspx. In accordance with applicable laws, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy, Samuel T. Coetzer, President and Chief Executive Officer of the Corporation, or, failing him, André van Niekerk, Executive Vice President and Chief Financial Officer of the Corporation, have been designated by the Golden Star Board and have indicated their willingness to represent as proxy each shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN SAMUEL T. COETZER OR ANDRÉ VAN NIEKERK, TO REPRESENT HIM, HER OR IT AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated and deleting or striking therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of his or her appointment, obtain a consent to act as proxy and provide instructions on how the shareholder’s Common Shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the proxy form. A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is completed and delivered by no later than 5:00 p.m. (Toronto time) on Thursday, September 13, 2018 or, if the Meeting is adjourned or postponed, no later than 48 hours before the commencement of any such adjournment or postponement of the Meeting, to either (i) in the case of Common Shares which are registered on the books of the Corporation for trading on the TSX or on the NYSE American (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or (ii) in the case of Common Shares which are registered on the books of the Corporation for trading on the GSE (a shareholder whose Common Shares are so registered will receive an envelope that accompanies this Circular bearing the following address), to Attention: The Registrar, Ghana Commercial Bank Limited, Share Registry, Head Office, P.O. Box 134, Accra, Ghana. Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of the Corporation, being 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, Canada M5H 1J9, Attention: June Lutchman, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any votes in respect of which the proxy is to be used shall have been taken. In addition, a proxy may be revoked by a registered holder of Common Shares personally attending at the Meeting, by registering with the scrutineers and voting his, her or its Common Shares.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their Common Shares in their own names. Shareholders of the Corporation who do not hold their Common Shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of an intermediary, typically a shareholder’s broker or an agent or nominee of that broker, such as a clearing agency in which the broker participates. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), and in the United States, the vast majority of such shares are registered in the name of Cede & Co. (the registration name of The Depositary Trust Company), which entities act as nominees for many brokerage firms. Common Shares held by brokers or their agents or nominees may be voted for or against resolutions or withheld from voting upon the instructions of the Beneficial Shareholder. The Meeting materials have been distributed to intermediaries that are required to deliver them to, and seek voting instructions from, our Beneficial Shareholders. However, without specific instructions, an intermediary is prohibited from voting shares for Beneficial Shareholders (commonly referred to as a “broker non-vote”). Broker non-votes will not affect the outcome of the matters to be acted upon at the Meeting. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person and carefully follow the instructions provided by the intermediary in order to ensure that their Common Shares are voted at the Meeting.

Every intermediary has its own mailing procedures and provides its own return instructions to Beneficial Shareholder clients. Often, the form of proxy supplied to a Beneficial Shareholder by its intermediary is identical to the proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the intermediary) how to vote on behalf of the Beneficial Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of 5:00 p.m. (Toronto time) on Thursday, September 13, 2018, in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her intermediary, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote such Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should, well in advance of the meeting, provide written instructions to the intermediary requesting that the Beneficial Shareholder be appointed a proxyholder in respect of the Common Shares held by the registered shareholder. A Beneficial Shareholder who has been appointed as proxyholder for the registered shareholder must be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting.

Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

Voting of Proxies

The persons named in the enclosed proxy are directors and/or officers of the Corporation who have indicated their willingness to represent as proxy the shareholders who appoint them. Each shareholder may instruct the shareholder’s proxy how to vote the shareholder’s Common Shares by completing the blanks on the proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including any vote taken by ballot) at the Meeting, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. If a choice with respect to such matters is not clearly specified, the proxyholders can vote such Common Shares as they think fit. If a shareholder appoints the persons designated by management in the form of proxy as their proxyholders, such proxyholders will, unless given contrary instructions by the shareholder, vote the Common Shares represented by the proxy FOR the Private Placement Resolution and the Consolidation Resolution.

The enclosed proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that any variations, amendments or other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Voting Shares and Security Ownership of Certain Beneficial Owners and Management

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of First Preferred Shares. As of August 14, 2018, a total of 380,824,555 Common Shares and no First Preferred Shares were issued and outstanding. The Golden Star Board has fixed August 14, 2018, as the Record Date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each Common Share outstanding on the Record Date carries the right to one vote. The Corporation will arrange for the preparation of a list of the holders of its Common Shares on the Record Date. Each shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such shareholder’s name. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours at the office of AST at 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6. Under the Corporation’s By-laws, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

Information Concerning La Mancha

The information concerning La Mancha contained in this Circular has been provided by La Mancha for inclusion in this Circular. Pursuant to the Subscription Agreement, La Mancha has covenanted to furnish all such information concerning La Mancha and its affiliates as may be reasonably requested by Golden Star in connection with the preparation of this Circular and to ensure such information does not contain a misrepresentation. Although Golden Star has no knowledge that would indicate that any statements contained herein concerning La Mancha contains a misrepresentation, neither Golden Star nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by La Mancha to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Golden Star.

The Subscription

General

At the Meeting, shareholders will be asked to consider and, if thought fit, adopt the Private Placement Resolution in order to approve the issuance of the Subscription Shares to La Mancha (or its affiliate). The Subscription and the terms of the Subscription Agreement, the Investor Rights Agreement and the Voting Support Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, the Investor rights Agreement and the Voting Support Agreement, which have been filed by Golden Star under its profile on SEDAR at www.sedar.com.

The Subscription involves the issuance by Golden Star to La Mancha (or its affiliate) of the Subscription Shares at a purchase price of $0.77 per Common Share, upon the conditions, and in reliance upon the representations, warranties and covenants, contained in the Subscription Agreement. Upon Closing, existing shareholders will hold 380,824,555 or approximately 70% of the issued and outstanding Common Shares, and La Mancha (or its affiliate) will hold 163,210,500 or approximately 30% of the issued and outstanding Common Shares. The Subscription is intended to be the beginning of a long term strategic relationship with La Mancha, a privately-held gold investment company ultimately owned by the Sawiris family group.

In connection with the Subscription, La Mancha (or its affiliate) has agreed to an equity lock-up with respect to the Common Shares to be held by it for up to two years following Closing, and has been granted an anti-dilution right to maintain its percentage holding in Golden Star following completion of the Subscription. See “Investor Rights Agreement”.

La Mancha Nominees to Golden Star Board

Upon completion of the Subscription, the Golden Star Board will be increased from eight to ten directors. In addition to the Chairman, Tim Baker, it is expected that the Golden Star Board will be comprised of the following current directors: Sam Coetzer, Gil Clausen, Anu Dhir, Robert Doyle, Craig Nelsen, Daniel Owiredu, and Mona Quartey; and that Andrew Wray, Chief Executive Officer of the La Mancha group, and another nominee of La Mancha to be selected by La Mancha, will be appointed as new directors. As a result of these changes to the Golden Star Board and the right granted to La Mancha to have one of its nominees appointed to each committee of the Golden Star Board (other than the audit committee), it is expected that the composition of certain committees of the Golden Star Board will be adjusted upon completion of the Subscription. It is not expected that there will be any changes to the management of Golden Star at that time.

About Andrew Wray

Andrew Wray joined the La Mancha group as Chief Executive Officer in early 2018. He was most recently CFO of Acacia Mining and has nearly ten years of direct mining experience. He previously worked with the Corporate Finance team at JP Morgan Cazenove. He has over fifteen years of experience in advising companies in capital-raising activities and other strategic objectives. Prior to joining JP Morgan, Andrew worked for the Kuwait Investment Office in London, having dealt with its portfolio of investments in Spain. Andrew holds an Honours Degree from University College London.

Background to the Subscription

The Subscription Agreement is the result of arm’s length negotiations conducted between representatives of Golden Star and La Mancha.

As part of its strategic planning process, Golden Star’s management reviews the activities and assets of other gold mining, development and exploration companies to identify and investigate prospective transactions that could complement Golden Star’s existing operations and support its strategic growth plans.

Representatives of Golden Star and representatives of La Mancha have been acquainted for several years. In early 2018, Mr. Wray held initial discussions with Mr. Coetzer exploring the concept of establishing a strategic relationship to build a premier African gold producer.

La Mancha has a strong track record as a strategic investor, exemplified by its previous investments into Evolution Mining Corporation and Endeavour Mining Limited. La Mancha has supported these companies in seeking to extract maximum value from their existing asset bases as well as in growing their respective footprints.

The parties entered into a confidentiality agreement allowing information to be shared on March 15, 2018, and discussions between Golden Star and La Mancha commenced in June 2018 discussing the terms of a possible strategic investment by La Mancha in Golden Star.

Both Golden Star and La Mancha agreed that with the combined expertise of the two companies in gold mining and the funding position that a strategic relationship would offer, an exciting opportunity would be created for Golden Star’s shareholders.

An indicative term sheet outlining the material terms of the strategic investment by La Mancha in Golden Star was settled between the parties early in July 2018. Thereafter, the Subscription Agreement, the Investor Rights Agreement and the Voting Support Agreement were drafted and negotiated by Golden Star, La Mancha and their respective advisors between July 19, 2018 and August 1, 2018. These agreements were finalized and executed by the relevant parties after the close of markets on Wednesday, August 1, 2018.

Reasons for the Subscription

In reaching its decision to approve the Subscription and unanimously recommend that shareholders vote in favour of the Private Placement Resolution, the Golden Star Board considered, among other things, the compelling strategic benefits and future opportunities that the strategic relationship with La Mancha can bring to Golden Star and its shareholders. The Golden Star Board specifically considered the following factors:

•	Strengthening an Established African Gold Platform. By creating a long-term strategic relationship with La Mancha, Golden Star and La Mancha are underscoring their shared vision to build a multi-asset, mid-tier African gold producer. Both Golden Star and La Mancha have had considerable success in gold exploration, project development and mining operations, and Golden Star believes this success will extend to new opportunities in Africa. La Mancha, a gold industry investment vehicle owned by the Sawiris family group, is a successful and sophisticated global investor whose long-term interest in gold is aligned with that of Golden Star’s shareholders. Through its investment and participation in Golden Star, La Mancha is endorsing and supporting Golden Star’s growth potential from its existing asset base, creating a strong platform for growth more broadly in Africa.
•	Cornerstone Long-term Shareholder. Golden Star shareholders will benefit from the support La Mancha can bring in terms of long-term strategic perspective and funding capability. As a result of the Subscription, La Mancha (or its affiliate) will become an approximate 30% shareholder in Golden Star and will be entitled to nominate three directors to the Golden Star Board (initially, being Andrew Wray and one other industry professional to be selected by La Mancha, with a third director to be nominated by La Mancha at the earlier of the next annual meeting of shareholders or at such time as a vacant seat becomes available on the Golden Star Board). The long-term nature of the relationship is demonstrated by La Mancha’s agreement to an equity lock-up of up to two years on the Common Shares issuable to it pursuant to the Subscription. For more information, see “Investor Rights Agreement - Restrictions on Dispositions and Standstill Covenants”.
•	Improved Financial Liquidity and Balance Sheet. Upon completion of the Subscription, the balance sheet and cash position of Golden Star will be significantly improved, and the Corporation will no longer have negative working capital.
•	Enhanced Growth Profile. Golden Star is well-positioned to unlock its organic growth opportunities and to pursue external growth opportunities, with the objective of increasing its high-margin, low-cost production profile moving forward. With increased financial capacity, Golden Star may seek to participate in the consolidation of the African gold sector, with the aim of bringing additional assets into its portfolio, in conjunction with expediting exploration and accelerating underground development and production at both its Wassa Underground and Prestea Underground properties. The Corporation has compelling exploration upside potential, particularly at Wassa Underground, where it recently reported a 147% increase in its inferred mineral resources to 5.2 million ounces of gold (44.9 million tonnes at 3.57 grams per tonne of gold). Golden Star also has extensive under-utilized capacity in both of its processing plants, which offers the potential for Golden Star to expand its annual production rate.

•	Compelling Valuation. La Mancha has agreed to invest (by itself or through an affiliate) at a premium to the 30-day VWAP of Golden Star’s Common Shares, which underscores La Mancha’s belief in the value of Golden Star’s assets and the strength of its management team. In particular, La Mancha’s investment equates to a price of $0.77 per share or an approximate 14% premium to the 30-day VWAP of $0.676 on July 31, 2018, the day before the signing of the Subscription Agreement, and an approximate 11% premium to the 5-day VWAP of $0.694 calculated as at July 31, 2018.
•	Fairness Opinion. BMO Capital Markets has provided an opinion to the Golden Star Board stating that, as of the date of the Fairness Opinion, and based upon and subject to the various factors, assumptions, limitations, and qualifications set forth therein, the consideration to be received by Golden Star pursuant to the Subscription is fair, from a financial point of view, to Golden Star.

After careful consideration, the Golden Star Board has UNANIMOUSLY RECOMMENDED that Golden Star shareholders VOTE FOR the Private Placement Resolution.

The foregoing summary of the information and factors considered by the Golden Star Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Subscription, the Golden Star Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to specific factors in reaching its conclusions and recommendations. The recommendations of the Golden Star Board were made after consideration of all of the above-noted factors, and were also based upon the advice of financial and legal advisors. In addition, individual directors of Golden Star may have assigned different weights to different factors.

Approvals

Golden Star Shareholder Approval

Pursuant to the rules of the TSX and the NYSE American, shareholder approval is required as the Subscription is deemed to materially affect control of Golden Star as the Subscription will result in a new holding of more than 20% of Golden Star’s voting securities by one shareholder, namely La Mancha (or an affiliate) .

Accordingly, Golden Star is seeking the approval of shareholders to issue to La Mancha 163,210,500 Common Shares in connection with the Subscription, representing approximately (i) 42.86% of the 380,824,555 Common Shares outstanding as at August 14, 2018, and (ii) approximately 30% of the issued and outstanding Common Shares upon completion of the Subscription. Under the Subscription, the 163,210,500 Common Shares will be issued to La Mancha (or an affiliate) at an issue price of $0.77 per Common Share.

The Private Placement Resolution, the full text of which is set out in Schedule A to this Circular, must be approved by at least a simple majority (50% plus one) of the votes cast at the Meeting by shareholders present in person or represented by proxy at the Meeting.

Regulatory Approvals

TSX, NYSE American and GSE

The Common Shares are listed and posted for trading on the TSX under the symbol “GSC”, on the NYSE American under the symbol “GSS”, and on the GSE under the symbol “GSR”. It is a condition precedent to the obligations of Golden Star and La Mancha to complete the Subscription that the TSX has conditionally accepted, and the NYSE American has accepted, the listing of the Subscription Shares, subject to the filing of customary required documents. On August 10, 2018, the TSX conditionally approved the listing of the Subscription Shares, subject to shareholder approval being obtained for the Subscription and the satisfaction of other customary conditions specified by the TSX.

Completion of the Subscription

The Subscription will become effective on the Closing Date. The Closing Date is expected to be the later of (i) three Business Days following the date upon which shareholders approve the Private Placement Resolution and (ii) September 21, 2018, or such other date as Golden Star and La Mancha (or its affliate) may agree upon in writing.

Recommendation of the Golden Star Board

After careful consideration of the Subscription and the rationale set forth under “The Subscription - Reasons for the Subscription”, the Golden Star Board has determined that entering into the Subscription Agreement is in the best interests of Golden Star and UNANIMOUSLY RECOMMENDS that shareholders VOTE FOR the Private Placement Resolution.

Subscription Agreement

The description of the Subscription Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Subscription Agreement, which is incorporated by reference herein and may be found under Golden Star’s profile on SEDAR at www.sedar.com. Golden Star shareholders are encouraged to read the Subscription Agreement in its entirety.

General

On the terms and subject to the conditions set forth in the Subscription Agreement, on the Closing Date Golden Star will issue to La Mancha (or its affliate) the Subscription Shares at a purchase price of $0.77 per Common Share.

Conditions to Closing

The obligation of La Mancha to complete the Subscription as contemplated by the Subscription Agreement is subject to the following conditions being satisfied on or before the Closing Date, which conditions are for the exclusive benefit of La Mancha and may be waived, in whole or in part, by La Mancha in its sole discretion:

•	the accuracy of Golden Star’s representations and warranties in the Subscription Agreement;
•	the compliance by Golden Star in all material respects with its covenants in the Subscription Agreement;
•	the absence of any Material Adverse Effect on the financial condition or results of operations of Golden Star since the date of the Subscription Agreement;

•	receipt of necessary approvals, including conditional acceptance of the TSX pursuant to Section 604(a) of the TSX Company Manual (subject to customary conditions) and shareholder approval of the Private Placement Resolution;
•	the delivery to La Mancha of certain closing documents prescribed by the Subscription Agreement;
•	the absence of any injunction or order (and any statute, rule, regulation or executive order) from any Governmental Authority that prohibits consummation of the Subscription;
•	the absence of any pending or threatened action to prohibit consummation of the Subscription; and
•	the absence of any order of any Governmental Authority (including any securities regulator or exchange) suspending the issuance or ceasing the trading of any of the Subscription Shares.

The obligation of Golden Star to complete the Subscription as contemplated by the Subscription Agreement is subject to the following conditions being satisfied on or before the Closing Date, which conditions are for the exclusive benefit of Golden Star and may be waived, in whole or in part, by Golden Star in its sole discretion:

•	the accuracy of La Mancha’s representations and warranties in the Subscription Agreement;
•	the compliance by La Mancha in all material respects with its covenants in the Subscription Agreement;

•	receipt of necessary approvals, including conditional acceptance of the TSX pursuant to Section 604(a) of the TSX Company Manual (subject to customary conditions) and shareholder approval of the Private Placement Resolution;
•	the delivery to Golden Star of certain closing documents prescribed by the Subscription Agreement;
•	the absence of any injunction or order (and any statute, rule, regulation or executive order) from any Governmental Authority that prohibits consummation of the Subscription;
•	the absence of any pending or threatened action to prohibit consummation of the Subscription; and
•	the absence of any order of any Governmental Authority (including any securities regulator or exchange) suspending the issuance or ceasing the trading of any of the Subscription Shares.

Representation and Warranties

The Subscription Agreement contains customary representations and warranties for transactions of this nature on the part of Golden Star in respect of matters pertaining to, among other things: organization and powers; ownership of Subsidiaries; no proceedings for dissolution; compliance with securities laws, including the requirements of NI 43-101 related to preparation of proven and probable mineral reserves and measured, indicated and inferred mineral resources for the Material Resource Properties (as defined in the Subscription Agreement); capitalization; compliance with laws; authorizations in all jurisdictions in which Golden Star carries on its business; real properties and mineral interests and rights; operational matters; material contracts; non-arm’s length transactions; environmental matters; insurance; financial statements; accounting controls; absence of undisclosed liabilities; books and records; due authorization of execution and performance of Subscription Agreement and transactions contemplated thereby; execution, delivery and performance of the Subscription Agreement; board and executive officer support for the Private Placement Resolution; no conflict arising from the execution, delivery and performance of the Subscription Agreement and Investor Rights Agreement; no consent being required for consummation of Subscription Agreement or transactions contemplated thereby, subject to customary exceptions; employment matters; absence of restriction on certain activities, including paying dividends; absence of certain changes and events; taxes; benefit plans; litigation; competition; the Subscription Shares being issued as fully-paid and non-assessable; anti-money laundering and anti-corruption; transfer agent; brokers; absence of expropriation; absence of material disputes with non-governmental organizations or community groups; and absence of requirement for Golden Star to register as an investment company. The Subscription Agreement also contains certain customary representations and warranties of La Mancha, including in respect of La Mancha having sufficient funds at Closing to pay the purchase price and consummate the transactions contemplated by the Subscription Agreement.

The representations and warranties made by Golden Star and La Mancha in the Subscription Agreement were made solely for the purposes of the Subscription Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating and entering into the Subscription Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality that is different from what may be viewed as material to shareholders or may have been used for the purpose of allocating risk between the parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Subscription Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Subscription Agreement as statements of factual information at the time they were made or otherwise.

Pre-Closing Covenants

The Subscription Agreement, includes, among other things, covenants of Golden Star and La Mancha customary for transactions of this nature, which are intended to ensure that until the earlier of the Closing Time and the time that the Subscription Agreement is terminated in accordance with its terms, Golden Star and each of its Subsidiaries conducts its business in the ordinary course.

Each of La Mancha and Golden Star has also covenanted and agreed that it shall take all such actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure the satisfaction of each of the conditions and covenants set forth in the Subscription Agreement which are for the benefit of the other party to the Subscription Agreement.

Non-Solicitation Covenants and Rights to Accept a Superior Proposal

Golden Star has agreed that for the period from and including August 1, 2018, through to and including the earlier of (i) the Closing Time, and (ii) the termination of the Subscription Agreement (the “Non-Solicitation Period”), except as otherwise provided in the Subscription Agreement, Golden Star shall not, and shall cause its representatives not to, directly or indirectly, invite, make, solicit, assist, initiate, entertain, encourage, promote or facilitate (including by way of furnishing or providing access to non-public information) any inquiries or the making of any proposals regarding, or that may be reasonably be expected to lead to, an Acquisition Proposal (as defined in the Subscription Agreement).

If, during the Non-Solicitation Period, Golden Star receives an Acquisition Proposal that it determines would, if consummated, constitute a Superior Proposal (as defined in the Subscription Agreement), Golden Star may, provided it is in compliance with its obligations under the Subscription Agreement and subject to compliance with the termination procedures of the Subscription Agreement, terminate the Subscription Agreement and enter into a written agreement constituting a Superior Proposal.

Golden Star has agreed that, during the Non-Solicitation Period, it shall not enter into any agreement, in respect of a Superior Proposal unless (i) Golden Star has provided La Mancha with a copy of any agreement or other documents it proposes to enter into and other such information as required under the Subscription Agreement; (ii) the Golden Star Board has determined in good faith, after receipt of advice from its outside financial and legal advisors, that such action is necessary in order for the Board to satisfy its fiduciary duty to Golden Star to withdraw, modify or change its approval or recommendation of the Subscription and to approve, recommend or enter into any agreement with respect to such Superior Proposal; and (iii) five Business Days have elapsed from the later of the date La Mancha received (a) written notice advising La Mancha that the Golden Star Board has resolved to enter into an agreement in respect of such Superior Proposal, and (b) a copy of any agreement, or other documents, with respect to the Superior Proposal.

In certain cases under the Subscription Agreement, during the five Business Day period referred to above, La Mancha shall have the option to offer in writing to amend the terms of the Subscription Agreement such that, if such amended offer is determined by the Golden Star Board to be at least equivalent to the Superior Proposal, Golden Star will enter into such amended agreement reflecting the La Mancha offer.

If Golden Star terminates the Subscription Agreement in order to enter into a Superior Proposal, it would have to pay La Mancha a termination fee of $1,885,000.00 (see “Subscription Agreement - Termination” below).

Termination

The Subscription Agreement may be terminated and the Subscription may be abandoned at any time prior to the Closing Time:

•	by mutual written agreement of the parties;
•	by either party if approval of the Private Placement Resolution by shareholders is not obtained at the Meeting, provided that a party may not terminate the Subscription Agreement if the failure to obtain such approval has been caused by, or is a result of, a breach by such party of any of its representations or warranties or covenants or agreements under the Subscription Agreement;
•	by either party if the Meeting has not occurred within three Business Days prior to the Outside Date, provided that a party may not terminate the Subscription Agreement if its failure to perform any of its covenants or agreements or its breach of any of its representations and warranties under the Subscription Agreement has been the cause of, or resulted in, the failure of the Meeting to occur by such date;
•	by either party if after the date of the Subscription Agreement and prior to the Closing Time, any applicable law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Subscription illegal or otherwise prohibits or enjoins Golden Star or La Mancha from consummating the Subscription, and such applicable law has, if applicable, become final and non-appealable, provided the party seeking to terminate the Subscription Agreement has used its good faith efforts to, as applicable, appeal or overturn such applicable law or otherwise have it lifted or rendered non-applicable in respect of the Subscription;
•	by either party if there has been a breach of any representation, warranty or covenant on the part of the other party contained in the Subscription Agreement such that any condition to close in favour of the non-breaching party would be incapable of being satisfied at the Closing and such breach is not cured by the breaching party, or waived by the non-breaching party, by the earlier of (i) 10 Business Days after notice thereof from the non-breaching party and (ii) the Closing Date;
•	by La Mancha if the Golden Star Board withdraws, modifies, qualifies or changes in a manner adverse to La Mancha, or publicly proposes to or publicly states that it intends or is considering withdrawing, modifying, qualifying or changing in a manner adverse to La Mancha, the approval or recommendation of the Golden Star Board (or any committee thereof) of the Private Placement Resolution or if Golden Star breaches the non-solicitation provisions of the Subscription Agreement in any respect, and, upon any such termination, the Corporation will be required to pay a termination fee in the amount of $1,885,000.00 to La Mancha;

•	by La Mancha if there has been any change, event, occurrence, condition, circumstance, fact or effect which, individually or in the aggregate, has had, will have or could reasonably be expected to have a Material Adverse Effect; or
•	by Golden Star if Golden Star, in accordance with the Subscription Agreement, enters into a written agreement, arrangement or understanding constituting a Superior Proposal, provided that no termination by Golden Star for such reason shall be effective unless and until the Corporation has paid a termination fee in the amount of $1,885,000.00 to La Mancha.

If the Private Placement Resolution is not approved at the Meeting and either La Mancha or Golden Star terminates the Subscription Agreement under the terms of the Subscription Agreement relating to failure to receive such approval, Golden Star shall reimburse La Mancha for its reasonable and documented expenses incurred in connection with the Subscription, up to an amount of $500,000 within 10 Business Days after delivery by La Mancha of supporting documentation.

Investor Rights Agreement

The description of the Investor Rights Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Investor Rights Agreement, which is incorporated by reference herein and may be found under Golden Star’s profile on SEDAR at www.sedar.com. Golden Star shareholders are encouraged to read the Investor Rights Agreement in its entirety.

Concurrent with the entering into of the Subscription Agreement, Golden Star and La Mancha entered into the Investor Rights Agreement to provide for certain rights and restrictions in connection with the Subscription Shares to be issued to La Mancha pursuant to the Subscription Agreement.

Anti-dilution Right

Commencing on the Closing Date, and subject to the Closing of the Subscription, if Golden Star proposes or becomes obligated to issue Common Shares or other voting or equity shares of Golden Star (collectively, “Voting Shares”), or any securities convertible into Voting Shares or entitling the holder thereof to acquire Voting Shares (collectively, “Convertible Securities”), La Mancha and its affiliates will have the right but not the obligation to subscribe for such number of additional Voting Shares or Convertible Securities as will be sufficient to enable it to maintain the ownership percentage of La Mancha and its affiliates in Golden Star (subject to certain exceptions and compliance with any shareholder or regulatory approvals that may be required for any such issue).

The anti-dilution right will terminate and be of no further force or effect if the Ownership Interest (as defined below) is less than 10%. For the purpose of the Investor Rights Agreement, the “Ownership Interest” is determined in accordance with a calculation as set out in full in the Investor Rights Agreement which is equal to the percentage obtained by dividing (1) the aggregate number of Voting Shares held by La Mancha and its affiliates at such time (after giving effect to certain other rights to Voting Shares that La Mancha and its affiliates are then entitled to under the Investor Rights Agreement) by (2) the aggregate number of outstanding Voting Shares at such time (after giving effect to certain other rights to Voting Shares that La Mancha and its affiliates are then entitled to under the Investor Rights Agreement).

Restrictions on Dispositions and Standstill Covenants

Subject to certain exceptions as set out in the Investor Rights Agreement, until the earlier of (i) two years following the Closing Date, and (ii) such time as the Ownership Interest is less than 10%, La Mancha and its affiliates will not be permitted to sell, transfer or otherwise dispose, directly or indirectly, all or any portion of the Voting Shares or Convertible Securities beneficially owned by La Mancha or its affiliates without Golden Star’s prior written consent. Following such restricted period and subject to certain exceptions as set out in the Investor Rights Agreement, there shall be no restriction on any sale, transfer or other disposition of Voting Shares or Convertible Securities owned by La Mancha or its affiliates, provided, however, that in the case of a sale through the facilities of any stock exchange, La Mancha and its affiliates shall dispose of such Voting Shares or Convertible Securities in a manner that does not disrupt orderly trading in such securities.

In addition, subject to certain exceptions as set out in the Investor Rights Agreement, La Mancha and its affiliates will be subject to a standstill until the earlier of (i) two years following the Closing Date, and (ii) such time as the Ownership Interest is less than 10%, during which La Mancha and its affiliates will not, among other things, directly or indirectly:

•	acquire any Voting Shares or Convertible Securities or rights or options to acquire any Voting Shares or Convertible Securities, if, following any such acquisition, La Mancha’s Percentage Holding (as defined below) in Golden Star would be more than 30%;
•	undertake any merger, amalgamation, arrangement, reorganization or other business combination involving Golden Star or any of its affiliates or any of their assets;
•	undertake any take-over bid (whether formal or exempt), exchange offer, tender offer or similar transaction for any securities of Golden Star and/or any of its affiliates, if, following the completion of any such bid, offer or transaction, La Mancha’s Percentage Holding would be more than 30%;
•	effect any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to Golden Star or any of its affiliates or any of their assets;
•	solicit, or participate or join with any person (other than Golden Star) in the solicitation of, any proxies to vote or advise any person with voting of any voting securities or voting rights of Golden Star, or initiate any shareholder proposal in respect of Golden Star;
•	form, join, or in any way participate in a group to attempt to influence the conduct of the holders of Voting Shares or take any other action to seek to control or influence the Board, management or policies of Golden Star or to obtain representation on the Board except as otherwise provided in the Investor Rights Agreement;
•	enter into any arrangements with respect to, or act as a financing source for, any of the foregoing actions; or
•	publicly disclose any consideration, intention, plan or arrangement to do anything that La Mancha and its affiliates are restricted from doing by any of the foregoing.

For the purpose of the Investor Rights Agreement, the “Percentage Holding” at any given time is determined in accordance with a calculation as set out in full in the Investor Rights Agreement which is equal to the percentage obtained by dividing (i) the aggregate number of Voting Shares held by La Mancha and its affiliates and Voting Shares into which Convertible Securities held by La Mancha and its affiliates are or may be convertible, by (ii) the aggregate number of outstanding Voting Shares and Voting Shares into which outstanding Convertible Securities are or may be convertible.

The provisions of the Investor Rights Agreement restricting La Mancha and its affiliates from disposing of Voting Shares, as well as its standstill obligations, as described above, will cease to be effective if certain take-over bid or business combination transactions are announced or entered into by Golden Star.

In addition, the disposition restrictions and standstill provisions of the Investor Rights Agreement will also cease to be effective from and after the date (i) a prescribed strategic investor purchases or agrees to purchase any Voting Shares or Convertible Securities directly from Golden Star (and not in the secondary market) unless the acquisition of such Voting Shares or Convertible Securities would, if completed, result in the strategic investor and its affiliates and their joint actors beneficially owning, together with any Voting Shares and Convertible Securities already owned by the strategic investor and its affiliates and their joint actors, less than 10% of the outstanding Voting Shares, or (ii) if at any time prior to the earlier of the fourth anniversary of the Closing Date and the date upon which the Ownership Interest falls below 10%, Golden Star or any of its affiliates enters into any new stream, royalty, off-take or other commodity-based financing, unless such transaction was approved by the Board (including the approval of at least one La Mancha Nominee who is a member of the Board at such time).

Qualification Rights

On or prior to the second anniversary of August 1, 2018, and provided that the Ownership Interest is at least 10% and until the date that the Ownership Interest falls below 10%, La Mancha and its affiliates will have certain resale qualification rights to distribute its Voting Shares pursuant to a public offering by way of prospectus and/or registration statement that is initiated by Golden Star or undertaken by Golden Star at La Mancha’s or its affiliates’ request.

Nomination Rights

La Mancha or its affiliates shall be entitled to designate a number of individuals which is proportionate to the Ownership Interest, rounded down to the nearest whole number (each a “La Mancha Nominee”), to be nominated for election to serve as directors of Golden Star at each meeting of shareholders of Golden Star at which directors of Golden Star are to be elected, provided that any such La Mancha Nominee consents in writing to serve as a director and otherwise satisfies the requirements of the Investor Rights Agreement. Notwithstanding the foregoing, La Mancha’s and its affiliates’ minimum entitlement to representation on the board of directors of Golden Star Board shall be:

1.	if the Ownership Interest is 25% or more at the relevant time, three La Mancha Nominees;
2.	if the Ownership Interest is 17.5% or more but less than 25% at the relevant time, two La Mancha Nominees; and
3.	if the Ownership Interest is 10% or more but less than 17.5% at the relevant time, one La Mancha Nominee.

Golden Star has agreed that it shall promptly take all steps as may be necessary to appoint, as of the Closing Date or within ten Business Days of such person’s nomination, as applicable, each initial La Mancha Nominee to serve on the Golden Star Board until the next meeting of shareholders of Golden Star.

As of the Closing Date, the Golden Star Board will consist of ten directors, two of whom shall be La Mancha Nominees. Golden Star covenants and agrees that at the next following annual meeting of shareholders it shall increase the size of the Board to eleven directors, up to three of whom shall be La Mancha Nominees, as determined by the Ownership Interest at the relevant time.

From and after the Closing Date, for so long as the Ownership Interest is 20% or more, La Mancha and its affiliates shall be entitled to have one La Mancha Nominee on each committee of the Golden Star Board (other than the audit committee), provided that La Mancha must first designate in writing to Golden Star the La Mancha Nominee that it would like to have on each committee.

La Mancha’s and its affiliates’ rights, and Golden Star’s obligations, in respect of the nomination rights provisions of the Investor Rights Agreement will terminate, without any act or formality, if the Ownership Interest is less than 10% at any time.

Voting Support Agreement

The description of the Voting Support Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Voting Support Agreement, which is incorporated by reference herein and may be found under Golden Star’s profile on SEDAR at www.sedar.com. Golden Star shareholders are encouraged to read the Voting Support Agreement in its entirety.

All of Golden Star’s directors and executive officers, who collectively hold or exercise control or direction over, as of the Record Date, an aggregate of approximately 2,164,839 of the issued and outstanding Common Shares and an aggregate of approximately 16,540,565 options held, have entered into a Voting Support Agreement with La Mancha. The Voting Support Agreement sets forth, among other things, the terms and conditions upon which each Golden Star director and executive officer has agreed, among other things, to vote in favour of the Private Placement Resolution.

Pursuant to the Voting Support Agreement, each director and executive officer has agreed, among other things:

•	to not sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in (including by way of deposit or tender under any take-over bid) any of the Common Shares held by such holder or enter into any agreement, arrangement, commitment or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), without having first obtained the prior written consent of La Mancha;
•	to not, other than as set forth in the Voting Support Agreement, grant or agree to grant any proxies or powers of attorney, deposit any Common Shares held by such holder into a voting trust or pooling agreement, or enter into a voting agreement, or other similar agreement with respect to the voting of any Common Shares held by such holder;
•	to not requisition or join in the requisition of any meeting of any of the shareholders of Golden Star for the purpose of considering any resolution;
•	to vote (or cause to be voted) all Common Shares held by such holder in favour of the approval, consent, ratification and adoption of the Private Placement Resolution at any shareholder meeting or in any action by written consent of the shareholders;
•	to not vote the Common Shares held by such holder in favour of any proposed action that would impede, delay or interfere with the Subscription, including not vote in favour of any merger, consolidation, business combination, amalgamation, arrangement, reorganization or recapitalization of Golden Star, any sale, lease or transfer of any significant part of the assets of Golden Star, any acquisition proposal, any dissolution of Golden Star or any material change in the capitalization, corporate structure or constating documents (other than a share consolidation) of Golden Star.

The Voting Support Agreement provides that nothing in the Voting Support Agreement will: (a) restrict, limit or prohibit a party to the Voting Support Agreement from exercising (solely in his or her capacity as a director or officer of Golden Star) his or her fiduciary duties to Golden Star under applicable law; (b) require a party to the Voting Support Agreement, solely in his or her capacity as a director officer of Golden Star, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Board undertaken in the exercise of its fiduciary duties; or (c) restrict, limit or prohibit a party to the Voting Support Agreement from taking any action that is permitted by, and done in compliance with, the terms of the Subscription Agreement.

The Voting Support Agreement will automatically terminate on the earlier of: (i) the Closing Date, (ii) the mutual agreement in writing of La Mancha and a director or executive officer of Golden Star, (iii) the termination of the Subscription Agreement in accordance with its terms, (iv) written notice by a director or executive officer of Golden Star to La Mancha if any representations or warranties of La Mancha are untrue or incorrect in any material respect or if La Mancha has not complied in any material respect with its covenants under the Voting Support Agreement, (v) written notice by La Mancha to a director or executive officer of Golden Star if any representations or warranties of such director or executive officer are untrue or incorrect in any material respect or if such director or executive officer has not complied in any material respect with his or her covenants, and (vi) the Outside Date.

Fairness Opinion

Pursuant to an engagement letter dated July 25, 2018, BMO Capital Markets was engaged to provide the Golden Star Board with the Fairness Opinion and various other additional advisory services in connection with the Subscription.

On July 31, 2018, BMO Capital Markets rendered an oral opinion to the Golden Star Board, subsequently confirmed by delivery of a written opinion dated July 31, 2018, to the effect that, as of such date, and based upon and subject to the various factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by Golden Star pursuant to the Subscription is fair, from a financial point of view, to Golden Star.

BMO Capital Markets has not been asked to prepare and has not prepared a formal valuation or appraisal of the securities or assets of Golden Star, La Mancha or any of their affiliates, and the Fairness Opinion should not be construed as such. The Fairness Opinion is not, and should not be construed as, advice as to the price at which the securities of Golden Star may trade at any time.

BMO Capital Markets will receive a fixed fee for rendering the Fairness Opinion regardless of whether the conclusion of BMO Capital Markets in the Fairness Opinion is positive or negative. BMO Capital Markets is also to be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Golden Star has agreed to indemnify BMO Capital Markets, in certain circumstances, against certain liabilities that might arise out of its engagement.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the conditions and prospects, financial and otherwise, of Golden Star as reflected in certain information obtained by BMO Capital Markets from public sources or otherwise obtained in connection with BMO Capital Markets’ engagement by Golden Star, and as they have been represented to BMO Capital Markets. In BMO Capital Markets’ analyses and in connection with preparing the Fairness Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets or any party involved in the Subscription.

The full text of the Fairness Opinion which sets forth, among other things, the assumptions made, matters considered, and qualifications and any limitations on the opinion and the scope of review undertaken by BMO Capital Markets in connection with rendering its opinion, is attached as Schedule C to this Circular. The summary of the Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. Shareholders are urged to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion was provided to the Golden Star Board for its exclusive use only in considering the Subscription and may not be used or relied upon by any other person or for any other purpose without BMO Capital Markets’ prior written consent. The Fairness Opinion does not constitute a recommendation to any shareholders as to how such shareholders should vote or act with respect to the Subscription or any resolutions to be considered at the Meeting or any other matter. The Fairness Opinion addresses only the fairness, from a financial point of view, of the consideration to be received by Golden Star pursuant to the Subscription and does not address any other aspect of the Subscription. The Fairness Opinion does not address the relative merits of the Subscription as compared to any other strategic alternatives that may be available to Golden Star.

Securities Law Matters

Golden Star is a reporting issuer in each of the provinces of Canada. The distribution of the Subscription Shares pursuant to the Subscription will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities laws. The Subscription Shares received by La Mancha or its affiliate pursuant to the Subscription will be subject to a statutory four -month hold period in accordance with the requirements of National Instrument 45-102 - Resale of Securities.

Regulatory Law Matters

Other than the acceptance of the NYSE American, Golden Star is not aware of any material approval, consent or other action by any Governmental Authority that would be required to be obtained in order to complete the Subscription. If any such approval or consent is determined to be required, such approval or consent will be sought, although any such additional requirements could delay the Closing Date or prevent the completion of the Subscription. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Golden Star currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Closing Date, which, subject to receipt of the approval of the shareholders at the Meeting and the satisfaction or waiver of all other conditions specified in the Subscription Agreement, is expected to take place as soon as reasonably practicable after the Meeting.

Risks Associated with the Subscription

In evaluating the Subscription, shareholders should carefully consider the following risk factors relating to the Subscription. The following risk factors are not a definitive list of all risk factors associated with the Subscription. Additional risks and uncertainties, including those currently unknown or considered immaterial by Golden Star, may also adversely affect the Common Shares and/or the business of Golden Star following the Subscription. In addition to the risk factors relating to the Subscription set out below, shareholders should also carefully consider the risk factors associated with the business of Golden Star set forth in the section entitled “Risk Factors” in Golden Star’s annual information form for the year ended December 31, 2017, which is available on SEDAR at www.sedar.com, as such risk factors will continue to be associated with the business of Golden Star following completion of the Subscription. If any of the risk factors materialize, the predictions based on them may need to be re-evaluated. The risks associated with the Subscription include, without limitation:

Closing conditions outside the control of Golden Star or La Mancha may prevent the completion of the Subscription.

There are a number of conditions to the Subscription which are outside the control of Golden Star or La Mancha, including, but not limited to, receipt of shareholder approval, and the NYSE American accepting the listing of the Subscription Shares. See “The Subscription - Subscription Agreement - Conditions to Closing”. If for any reason the conditions to the Subscription are not satisfied or waived and the Subscription is not completed, the market price of the Common Shares may be adversely affected.

Failure to complete the Subscription could negatively impact the market price of the Common Shares and future business and financial results of Golden Star.

If the Subscription is not completed for any reason, Golden Star’s ongoing business and financial results may be adversely affected. In addition, if the Subscription is not completed, the price of Common Shares may decline to the extent that the current market price of Common Shares reflects a market assumption that the Subscription will be completed and that the related benefits will be realized, or as a result of the market’s perceptions that the Subscription was not consummated due to an adverse change in Golden Star’s business or financial condition.

Whether or not the Subscription is completed, the pending Subscription could adversely affect Golden Star’s operations because matters relating to the Subscription require substantial commitments of time and resources by the Golden Star Board and Golden Star’s management and employees that could otherwise have been devoted to other opportunities that may have been beneficial to Golden Star.

Golden Star cannot guarantee when, or whether, the Subscription will be completed, that there will not be a delay in the completion of the Subscription or that all or any of the anticipated benefits of the Subscription will be realized. If the Subscription is not completed or is delayed, Golden Star may experience the risks discussed above which may adversely affect Golden Star’s business, financial results and Common Share price.

The dilutive effect on Golden Star shareholders arising from the Subscription could impact Common Share value.

With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in Golden Star’s earnings per Common Share. Pursuant to the Subscription, La Mancha or its affiliate will receive 163,210,500 Common Shares, representing approximately 30% of the issued and outstanding Common Shares upon completion of the Subscription.

The Subscription Agreement may be terminated by Golden Star or La Mancha in certain circumstances.

Golden Star and La Mancha each have the right to terminate the Subscription Agreement in certain circumstances. See “The Subscription - Subscription Agreement - Termination”. Accordingly, there is no certainty that the Subscription Agreement will not be terminated by Golden Star or La Mancha before the completion of the Subscription.

Management will ultimately exercise its discretion respecting how the proceeds of the Subscription are put to use.

Subject to the terms of the Subscription Agreement, management of Golden Star has discretion as to the allocation and use of the proceeds of the Subscription. Shareholders may not agree with the manner in which management chooses to allocate and spend the proceeds. The failure by management to apply the Subscription proceeds effectively could have a material adverse effect on the Corporation’s business. Additionally, the Corporation may not be successful in implementing the Corporation’s business strategies and the Corporation may need to reallocate the proceeds of the Subscription to other purposes, including potentially to working capital.

Share Consolidation

Shareholders will be asked at the Meeting to consider and, if thought fit, approve a special resolution to consolidate all of the Corporation’s issued and outstanding Common Shares on the basis of 1 post-consolidation Common Share for every 5 pre-consolidation Common Shares. The Consolidation remains subject to receipt of all necessary regulatory approvals, including conditional acceptance of the TSX and acceptance of the NYSE American. Notwithstanding approval of the proposed Consolidation, the Golden Star Board, in its sole discretion, may abandon the Consolidation without further approval or action by or prior notice to shareholders.

Golden Star expects to implement the Consolidation following the closing of the Subscription. If the Golden Star Board decides to implement the Consolidation, as is currently expected, the number of Common Shares issued and outstanding will be reduced from 544,035,055 Common Shares (after giving effect to the completion of the Subscription), to 108,807,011 Common Shares (disregarding any resulting fractional Common Shares).

Reasons for the Consolidation

Management of the Corporation believes that a reduction in the number of outstanding Common Shares, warrants and stock options will increase the Corporation’s flexibility and competitiveness in the marketplace and may make the Corporation’s securities more attractive to potential investors. Management believes that a higher trading price for the Common Shares would be beneficial to the Corporation and its shareholders as it may enable the Corporation to attract interest from institutional investors in Canada and the United States. Management also believes that a higher anticipated Common Share price may allow investors to leverage their investment by meeting margin eligibility requirements.

If the Consolidation Resolution is approved, the Consolidation will be implemented only upon a determination to proceed with the Consolidation by the Golden Star Board. In connection with any determination to implement a Consolidation, the Golden Star Board will set the timing for such Consolidation. The Golden Star Board may consider factors such as:

1.	the prevailing trading volume of the Common Shares and the anticipated impact of the Consolidation and the Subscription on the trading markets for the Common Shares;
2.	the outlook for the trading price of the Common Shares;
3.	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;
4.	the overall reduction in the Corporation’s administrative costs; and
5.	prevailing general market and economic conditions.

If the Consolidation Resolution is approved, no further action on the part of shareholders will be required in order for the Golden Star Board to implement the Consolidation. The conditional approval of the TSX in respect of the Consolidation is effective for one year from the date of shareholder approval; if the Consolidation is not completed during such time, the authority granted by the Consolidation Resolution to implement the Consolidation will lapse and be of no further force or effect.

The Consolidation Resolution will also authorize the Golden Star Board to elect not to proceed with and to abandon the Consolidation at any time if it determines, in its sole discretion, to do so; no further approval or action by, or prior notice to, shareholders would be required in order for the Golden Star Board to abandon the Consolidation. The Golden Star Board would exercise this right if it determined that the Consolidation was no longer in the best interests of the Corporation and its shareholders.

Risks Associated with the Share Consolidation

There can be no assurance that the total market capitalization of the Common Shares (i.e., the aggregate value of all Common Shares at the then market price) immediately after the proposed Consolidation will be equal to or greater than the total market capitalization immediately before the proposed Consolidation or that the per share market price of the Common Shares following the Consolidation will remain higher than the per share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. There can be no assurance that any increase in the market price per Common Share of the Corporation resulting from the Consolidation will be sustainable or that it will equal or exceed the direct arithmetical result of the Consolidation (that is, five times the pre-Consolidation price) since there are numerous factors and contingencies which would affect such price, including the status of the market for the Common Shares at the time, the Corporation’s reported results of operations in future periods, and general economic, stock market and industry conditions. There can be no assurance that implementation of the Consolidation will make the Corporation’s securities more attractive to potential investors, including institutional investors.

A decline in the market price of the Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of a Consolidation, and the liquidity of the Common Shares could be adversely affected following such a Consolidation

If the Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Consolidation. The market price of the Common Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Consolidation.

No Fractional Shares to be Issued

No fractional shares will be issued in connection with the Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon Consolidation, those shareholders shall have such fractional share rounded downwards to the nearest whole Common Share. No consideration will be paid or issued in respect of fractional common shares that are cancelled as a result of the Consolidation. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any shareholders’ percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Common Shares. However, the Consolidation could lead to an increase in the number of shareholders who hold less than a board lot, or board lots plus odd lots, and the cost to shareholders of transferring odd lots may be higher than the cost of transferring board lots.

Effect on Stock Options and Other Arrangements

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities, including under outstanding stock options, warrants, rights and any other similar securities will be proportionately adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities.

Effect on Share Certificates

If the proposed Consolidation is approved by the shareholders and implemented by the Golden Star Board, registered shareholders will be required to exchange their share certificates representing pre-Consolidation Common Shares for new share certificates representing post-Consolidation Common Shares. Following the announcement by the Corporation of the effective date of the Consolidation, registered shareholders will be sent a letter of transmittal from the Corporation’s transfer agent as soon as practicable after the effective date of the Consolidation. The letter of transmittal will contain instructions on how to surrender certificate(s) representing pre-Consolidation Common Shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. If a registered shareholder would otherwise be entitled to receive a fractional share, such fractional share shall be deemed to have been cancelled as described above under the heading “No Fractional Shares to be Issued”.

Procedure for Implementing Share Consolidation

If the Consolidation Resolution is approved by the shareholders, and the Golden Star Board decides to implement the Consolidation, the Corporation will promptly file articles of amendment with the Director under the CBCA in the form prescribed by the CBCA to amend the Corporation’s articles of incorporation. The Consolidation will become effective on (i) the date shown in the certificate of amendment in connection therewith, or (ii) such other date indicated in such articles of amendment. In either case, the effective date of the Consolidation, if implemented by the Golden Star Board, shall be within one (1) year from the date of the approval of the Consolidation Resolution.

No Dissent Rights

Under the CBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Consolidation.

Consolidation Resolution

At the Meeting, the shareholders will be asked to consider and, if deemed advisable, approve the Consolidation Resolution, the text of which is set out in Schedule B to this Circular.

Recommendation of the Golden Star Board

For the reasons indicated above, the Golden Star Board and management believe that approval of the Consolidation Resolution is in the best interests of the Corporation and its shareholders and, accordingly, recommend that shareholders VOTE FOR the Consolidation Resolution. The Consolidation Resolution is a special resolution and accordingly must be approved by at least two thirds of the votes cast at the Meeting by the holders of Common Shares present in person or represented by proxy at the Meeting to be effective. The Consolidation Resolution provides that the Golden Star Board may revoke the special resolution before the issuance of the certificate of amendment by the Director under the CBCA without notice to or the approval of the shareholders.

Equity Compensation Plan Information

The following is information regarding the Corporation’s equity compensation plans as of December 31, 2017.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities reflected in Column (a))
Stock Option Plan	16,629,462	1.19	10,572,586
Stock Bonus Plan	-	N/A	189,146
Deferred Share Unit Plan	5,092,152	N/A	380,280
2017 Performance and Restricted Share Unit Plan	1,694,491	N/A	9,305,509
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	23,416,105	1.19	20,447,521
1.	Represents Common Shares issuable under the applicable plan.

Other Information

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

Approval

The content and mailing of this Circular have been approved by the Golden Star Board.

DATED this 14th day of August, 2018.

ON BEHALF OF THE MANAGEMENT OF GOLDEN STAR RESOURCES LTD.

By: “Samuel T. Coetzer”	By: “André van Niekerk”
Samuel T. Coetzer President and Chief Executive Officer	André van Niekerk Executive Vice President and Chief Financial Officer

Consent of BMO Nesbitt Burns Inc.

To: the Board of Directors of Golden Star Resources Ltd.

We refer to the Fairness Opinion dated July 31, 2018, which we prepared for the Board of Directors of Golden Star Resources Ltd. in connection with the Subscription.

We consent to the inclusion of the Fairness Opinion, a summary of our Fairness Opinion, references to our firm name, and all references to the Fairness Opinion, in this Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Golden Star shall rely upon the Fairness Opinion.

“BMO Nesbitt Burns Inc.”

Toronto, Canada
August 14, 2018

Schedule A - Private Placement Resolution

“BE IT RESOLVED as an ordinary resolution of the shareholders of the Corporation that:

1.	The issuance (the “Issuance”) of 163,210,500 common shares (the “Shares”) in the capital of Golden Star Resources Ltd. (the “Corporation”) to La Mancha Holding S.à.r.l. (“La Mancha”) and/or any of its affiliates, pursuant to the terms of a subscription agreement dated August 1, 2018 (the “Subscription Agreement”) between the Corporation and La Mancha is hereby approved.
2.	The actions of the directors of the Corporation in approving the Issuance and the actions of the directors and officers of the Corporation in executing and delivering the Subscription Agreement and all documents ancillary thereto, and any amendments thereof, are hereby ratified and approved.
3.	Notwithstanding that this resolution has been passed (and the Issuance approved) by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Corporation and subject to approval by the TSX:
(a)	to amend the Subscription Agreement; and
(b)	subject to the terms of the Subscription Agreement, not to proceed with the Issuance.
4.	Any one or more directors or officers of the Corporation is hereby authorized, for and on behalf and in the name of the Corporation, to execute and deliver, whether under corporate seal of the Corporation or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the Subscription Agreement, including:
(a)	all actions required to be taken by or on behalf of the Corporation, and all necessary filings and obtaining all necessary approvals, consents and acceptances of appropriate regulatory authorities; and
(b)	the signing of the certificates, consents and other documents or declarations required under the Subscription Agreement or otherwise to be entered into by the Corporation,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

Schedule B - Consolidation Resolution

“BE IT RESOLVED as a special resolution of the shareholders of the Corporation that:

1.	The articles of the Corporation be amended to consolidate the issued and outstanding common shares of the Corporation (“Common Shares”), on the basis of 1 post-consolidation Common Share for every 5 pre-consolidation Common Shares (the “Consolidation Ratio”).
2.	No fractional Common Shares shall be issued in connection with the consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon consolidation, such shareholder shall have such fractional share cancelled for no consideration.
3.	The effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Canada Business Corporations Act (the “CBCA”) or such other date indicated in the articles of amendment.
4.	Any one director or officer of the Corporation is hereby authorized to execute and deliver, for and on behalf of the Corporation, all such documents and to do all such other acts and things as may be determined to be necessary or desirable to give effect to this resolution, including, without limitation, delivery to the Director appointed under the CBCA of articles of amendment in the prescribed form setting forth the Consolidation Ratio, the execution and delivery of such documents and the doing of all such acts and things to be conclusive evidence of such determination.
5.	Notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without notice to or further approval of the shareholders of the Corporation, to revoke this special resolution at any time prior to the endorsement by the Director appointed under the CBCA of a certificate of amendment.”

Schedule C - Fairness Opinion

BMO Nesbitt Burns Inc. Investment & Corporate Banking 1 First Canadian Place 100 King Street West, 5th Floor Toronto, ON M5X 1H3 Tel: (416) 359-4000

July 31, 2018

The Board of Directors
Golden Star Resources Ltd.

150 King Street West, Suite 1200

Toronto, Ontario M5H 1J9

To the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Golden Star Resources Ltd. (the “Company”) and La Mancha Holding S.à.r.l. (the “Investor”) propose to enter into a subscription agreement to be dated August 1, 2018 (the “Subscription Agreement”) pursuant to which, among other things, the Company has agreed to issue to the Investor, and the Investor has agreed to purchase from the Company, approximately 163.2 million common shares in the capital of the Company, at a purchase price equal to US$0.77 in cash per common share (the “Consideration”) for proceeds of approximately US$125.7 million (such transaction referred to herein as the “Subscription”). The terms and conditions of the Subscription will be summarized in the Company’s management information circular (the “Circular”) to be mailed to holders of the Company’s common shares (the “Shareholders”) in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Subscription.

We have been retained to provide our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness from a financial point of view of the Consideration to be received by the Company pursuant to the Subscription.

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in July 2018. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated as of July 25, 2018 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Subscription including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fixed fee for rendering the Opinion regardless of whether the conclusion of BMO Capital Markets in the Opinion is positive or negative. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Investor, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than pursuant to the Engagement Agreement as outlined above and in relation to: (i) acting as sole bookrunner on the Company’s US$15 million offering of common shares which closed on May 9, 2016; (ii) acting as sole bookrunner on the Company’s US$34.5 million offering of common shares and US$65 million offering of convertible senior notes, each closing on August 3, 2016; (iii) acting as co-manager on the Company’s C$34.5 million bought treasury offering of common shares which closed on February 7, 2017; and (iv) providing foreign exchange trading services to the Company in 2017.

Other than certain commitments made by the Company to BMO Capital Markets under the Engagement Agreement with respect to potential future financial advisory engagements, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Subscription. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Subscription Agreement to be dated August 1, 2018;
2.	a draft of the voting support agreement (the “Support Agreement”) received on July 30, 2018, between the Investor and certain directors and officers of the Company;
3.	a draft of the investor rights agreement (the “Investor Rights Agreement”) received on July 30, 2018, between the Investor and the Company;
4.	certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant;
5.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;
6.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;
7.	discussions with management of the Company relating to the Company’s current business, plan, financial condition and prospects;
8.	public information with respect to selected precedent transactions we considered relevant;
9.	various reports published by equity research analysts and industry sources;
10.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and
11.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 - Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Subscription Agreement, Support Agreement and Investor Rights Agreement will not differ in any material respect from the drafts that we reviewed, and that the Subscription will be consummated in accordance with the terms and conditions of the Subscription Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Subscription.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Subscription and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Subscription. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Subscription and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Subscription as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Company pursuant to the Subscription is fair from a financial point of view to the Company.

Yours truly,

BMO Nesbitt Burns Inc.